EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2016

GENERAL

This Management’s Discussion and Analysis (“MD&A”) for Eurasian Minerals Inc. (the “Company”, “EMX” or “Eurasian”) has been prepared based on information known to management as of November 10, 2016.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the condensed consolidated interim financial statements of the Company for the nine months ended September 30, 2016 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 20-F, including the recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website at www.EurasianMinerals.com.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

The MD&A may use the terms “Inferred” and “Indicated” resources. Eurasian advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 (“NI 43-101”), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that “inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not be converted to a mineral reserve or form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

COMPANY OVERVIEW

Eurasian is a Tier 1 company that trades on the TSX Venture and the NYSE MKT exchanges. It is principally in the business of exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company started receiving royalty income as of August 17, 2012 when it acquired Bullion Monarch Mining, Inc. (“Bullion” or “BULM”). This royalty cash flow helps to provide a foundation for supporting the Company’s growth over the long term.

Eurasian operates as a royalty and prospect generator. Under the royalty and prospect generation business model, EMX acquires and advances early-stage mineral exploration projects and then forms partnerships with other parties for retained royalty interests, as well as annual advance royalty and other cash or share payments. Through its various agreements, Eurasian also provides technical and commercial assistance to partner companies as the projects are advanced. By optioning interests in its projects to third parties for a royalty interest, Eurasian a) reduces its exposure to the costs and risks associated with mineral exploration and project development, while b) maintaining the opportunity to participate in early-stage exploration upside, and c) developing a pipeline for potential production royalty payments and associated "brownfields" discoveries in the future. This approach helps preserve the Company’s treasury, which can be utilized for new project acquisitions and other business objectives.

Strategic investments are an important complement to the Company’s royalty and prospect generation initiatives. These investments are made in under-valued exploration companies identified by Eurasian. EMX helps to develop the value of these assets, with exit strategies that can include royalty positions or equity sales.

HIGHLIGHTS FOR Q3

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The Company received approximately $751,000 in gross revenue from the Leeville royalty property (“Leeville") that covers portions of Newmont Mining Corporation's underground mining operations on the Northern Carlin Trend in Nevada. This represents a 103% increase in quarterly royalty revenue and gold ounce performance from 2015, as well as a 32% increase for the year to date.

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For the three months ended September 30, 2016, the Company recorded a net income before tax of $4,,210,662. Included in this income is a gain on sale of the exploration and valuation assets of $6,648,569, of which $6,562,529 related to the sale of the Akarca project in Turkey. The sale of Akarca included a $2,630,760 (US$2,000,000) cash payment on signing, and a receivable of $4,136,212 related to guaranteed future payments of 2,500 ounces of gold, or cash equivalent, to be received every six months commending February 1, 2017.

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EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a Joint Venture with Freeport McMoRan Exploration Corporation on the Malmyzh copper-gold porphyry discovery in Far East Russia (51% IGC, 49% Freeport). IGC advised that the Joint Venture had received official notice of the successful completion of the government's review process required for “strategically significant” deposits according to Russian law (i.e., the Law on Foreign Investments in Strategic Industries, also termed the Strategic Industries Law or "SIL"). According to IGC, SIL approval grants the Joint Venture, as a majority foreign owned business entity, continued control of the Malmyzh and Malmyzh North exploration and mining licenses, and the mining and production rights for all minerals of economic value including copper, gold and by-product minerals (see EMX news release dated July 25, 2016).

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EMX sold EBX Madencilik A.S., the wholly-owned EMX subsidiary that controls the Sisorta gold property in Turkey, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti, for cash payments and retained NSR payments upon production (see EMX news release dated August 3, 2016).

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EMX sold AES Madencilik A.S., the wholly-owned EMX subsidiary that controls the Akarca gold-silver project in Turkey, to Çiftay Ínsaat Taahhüt ve Ticaret A.s., for a US $2 million cash payment ($2,630,760) at closing, staged gold bullion payments (or the cash equivalent), work commitments, and a sliding scale retained royalty interest (see EMX news release dated August 8, 2016).

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Subsequent to Q3, EMX announced reconnaissance drill results from the Gumsberg VMS project, located in the Bergslagen mining district of Sweden, that included 2.8 meters of 17.9% Zn, 6.9% Pb, 0.5% Cu, and 68.9 g/t Ag (true width 80-90% of reported interval) (see EMX news release dated September 8, 2016). EMX is in advanced discussions with parties interested in acquiring the Scandinavian project portfolios in Sweden and Norway.

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In North America, subsequent to Q3, EMX announced the execution of three new agreements for available projects in its portfolio. The Company a) sold the Ophir property in Utah to Kennecott Exploration Company (“Kennecott”), part of the Rio Tinto Group, for a cash payment and retained NSR royalty interest, b) optioned the Copper King porphyry copper project in Arizona to Kennecott for cash payments, work commitments, and a retained NSR royalty interest, and c) optioned the Mineral Hill gold-copper project in Wyoming to Coeur Explorations, Inc. ("Coeur') for cash payments, work commitments, and a retained NSR royalty interest.

OUTLOOK

Eurasian Minerals has been generating exploration projects for over thirteen years, and is focused on converting those assets into royalty interests and pre-production cash payments, as well as directly acquiring new royalty properties and identifying undervalued companies and assets for strategic investment. Over time, EMX has built a portfolio of precious metals, base metals, polymetallic and royalty interests that spans five continents and covers approximately 1.4 million acres (including the strategic investment in IGC). These assets provide revenue streams from royalty, advance royalty and success-based milestone payments, while maintaining continual exposure to exploration upside as projects are advanced. Eurasian supplements mineral property revenue streams and value creation by making strategic investments in other companies or projects that could potentially provide shareholders with additional upside.

Eurasian is focused on increasing revenue and streamlining operations in order to deploy additional capital towards identifying new acquisition opportunities. The Leeville Q3 royalty gold ounces and payments increased to their highest levels this year. The Leeville royalty is complemented by other sources of revenue from new and consistant deal flows as well as existing agreements that include advance royalty and other cash payments.

Given the recent events developing in Turkey, a key goal for the Company was to monetize and preserve the value of key assets in the country. EMX was successful in this endeavor through the sale of both Akarca and Sisorta to well established and successful Turkish mining companies for staged payments and royalty interests. All seven of EMX's projects in Turkey are now partnered and being advanced with partner funding.

In Russia, the completion and granting of SIL for Malmyzh represents a critically important project milestone. The successful conclusion of the SIL process signals support from the Russian government for the project, and initiates a new, multi-year phase of Malmyzh's development. The Malmyzh team has submitted a “Project” document for goverment approval that outlines multi-year programs, including additional technical work (i.e., drilling, exploration, metallurgy, engineering, and hydrology), as well as environmental, social, and economic assessments to advance the project to a development decision. IGC advises that approval is expected in early Q4.

The Company's sale of the Ophir property and optioning of the Copper King and Mineral Hill properties in North America are important achievements in EMX's execution of the royalty and prospect generation business model. These properties are now being advanced by quality partners, with EMX receiving cash payments and retaining an NSR royalty interest.

The Company continues to work with our partners to optimize the use of exploration capital to advance the portfolio. As many of EMX’s projects are now being advanced as royalty properties or partnerships, the Company is increasing its low cost generative exploration activities to identify new opportunities for acquisition and partnership.

Eurasian is focused on building an income stream to offset its exploration expenditures. The ultimate goal is to sustain the Company's exploration and acquisition activities with royalty cash flows while continuing to develop a growing pipeline of royalty properties that provide additional exploration and production upside.

ROYALTY OVERVIEW

A key EMX asset is the Leeville royalty property that covers portions of Newmont’s Northern Carlin Trend underground gold mining operations. The Leeville 1% gross smelter return royalty paid approximately US $572 thousand in gross revenue during the three months ending September 30, 2016. These payments were principally sourced from Newmont’s Leeville mine, but also included contributions from other operations including Turf.

In addition to EMX's Carlin Trend royalty properties, the Company has royalty interests elsewhere in the western U.S., as well as in Turkey, Serbia, Haiti, Sweden and Australia. In Turkey, the Akarca and Sisorta projects were partnered and added to the royalty property portfolio. EMX’s royalty portfolio includes the Cukaru Peki copper-gold discovery that is being advanced by Nevsun and the Timok joint venture with Freeport in Serbia. In Haiti, all of EMX’s interests have been converted to NSR royalty interests.

Further, all of EMX's partnered exploration properties include a royalty option. Most of these partnered properties provide Advance Minimum Royalty ("AMR") or Advance Annual Royalty ("AAR") payments that generate an early revenue stream to EMX's benefit during earn-in and pre-production stages. Further details on Eurasian’s property portfolio are included in the following sections.

NORTH AMERICA

Eurasian’s portfolio in North America is comprised of 33 properties and includes porphyry copper-molybdenum, porphyry copper-gold, Carlin-type gold, and gold-silver vein projects in Arizona, Nevada, Utah, Wyoming, and Oregon. The portfolio is advanced through Eurasian’s wholly-owned subsidiary Bronco Creek Exploration (“BCE”), with fourteen of the properties under partnership with third parties. Seven of the partnered properties are EMX royalty properties, including the Northern Carlin Trend's Leeville royalty (see Leeville under Royalty Overview section). Nineteen projects are available for partnership.

The Company’s Q3 work focused on generative exploration, business development, reviewing geophysical and geochemical results for Superior West and the acquisition of two new projects in Arizona. Initiatives during the quarter resulted in subsequent events to Q3 that included the sale of one property, and the optioning of two other properties. Note, dollar amounts below in USD.

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EMX received results from previously conducted magnetotelluric (“MT”) geophysical and geochemical surveys at Superior West from Kennecott. These data highlight separate anomalies coincident with previously identified geologic targets and further refine the location of targets for follow up drill testing. Drill permitting was initially approved by the U.S.F.S. in July to proceed under a Categorical Exclusion. In September, after the close of the public comment period, EMX received notice that the permit was being elevated to an Environmental Assesment (“EA”) level due to ongoing projects nearby. This may delay the drill program for Superior West.

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Generative activities resulted in the identification and subsequent acquisition of two new porphyry copper projects.Both projects are located in northwestern Arizona, within the Laramide arc terrane, and contain outcropping alteration and mineralization indicative of a porphyry copper system.

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Subsequent to the end of Q3, EMX announced the execution of two separate agreements with Kennecott Exploration Company, part of the Rio Tinto Group. The first, is a Purchase and Sale Agreement for the Ophir property, consisting of five patented mining claims in Utah. EMX received $75,000 in cash upon closing and a retained 2% NSR royalty from the sale (see EMX news release dated October 17, 2016). The second agreement is an Exploration and Option to Purchase Agreement for EMX’s Copper King copper project in Arizona. Pursuant to the agreement, Kennecott may earn a 100% interest in the project by making payments totaling $504,314, and completing exploration expenditures of $4,000,000, before the fifth anniversary, after which EMX will retain a 2% NSR royalty in addition to annual advance minimum royalty and milestone payments (see EMX news release dated October 19, 2016).

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Also subsequent to the end of Q3, EMX announced the execution of an Exploration and Option Agreement with Coeur Explorations Inc., a subsidiary of Coeur Mining Inc., for the Mineral Hill copper-gold project in Wyoming (see EMX news release dated October 27, 2016). EMX’s Mineral Hill project is held under a pooling agreement with Mineral Hill L.P. (“MHL”), with all proceeds split 50:50, except the sale of surface rights associated with patented mining claims held by MHL. Coeur may earn a 100% interest in the project by making option payments totaling $435,000, making exploration expenditures totaling $1,550,000, and paying $250,000 upon execise of the option, with EMX and MHL retaining a 4% NSR royalty, annual advance minimum royalty payments of $150,000 and a $1,000,000 milestone payment upon completion of a feasibility study. Coeur may purchase up to 1.5% of the NSR royalty for $5,000,000 if the first incrememnt is purchased within 60 days of the completion of a preliminary economic assessment (“PEA”).

In addition, EMX's work programs focused on gold opportunities in the Great Basin as well as permitting work at the Copper Springs project in Arizona. Eurasian continued engagement with potential partners and is in advanced discussions with several groups for the available exploration projects.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

TURKEY

Eurasian holds mineral property interests in Turkey’s Western Anatolia and Eastern Pontides mineral belts. These properties include bulk tonnage gold, gold-silver vein, polymetallic carbonate replacement, and porphyry gold-copper targets. All seven of EMX’s Turkish projects are now being advanced by partner companies, with four royalty properties (Akarca, Sisorta, Balya and Aktutan) controlled by Turkish mining companies, one royalty property controlled by a Canadian mining and exploration company (Golcuk), and two properties optioned for staged payments, work commitments, and retained royalty interests (Alankoy and Trab-23). EMX has retained Dama Muhendislik Proje ve Maden San.Tic. A.S (“Dama”), an internationally recognized Turkish engineering company based in Ankara, to manage Eurasian's interests in Turkey.

Despite the political challenges faced in Turkey, EMX’s partner companies are adeptly carrying out work and advancing multiple projects. Drilling commenced on two projects in Q3 (Akarca and Sisorta), and drilling is slated to commence on two other projects in late 2016 and early 2017 (Golcuk and Alankoy, repsectively). Eurasian also announced the sale and conversion of two projects in Q3 to royalty properties (Akarca and Sisorta). The cash payments received from those agreements and pending cash flow streams in future years will provide significant operating capital for Eurasian on an ongoing basis. The sale of Akarca and Sisorta were key objectives for Eurasian in 2016 which have now been realized.

Akarca Royalty Property

The Akarca property is a Eurasian grassroots discovery in Turkey’s Western Anatolia region. The project has six drill defined zones of low sulfidation epithermal gold-silver mineralization and multiple additional target areas on the property.

In Q3, EMX sold AES Madencilik A.S., the wholly-owned EMX subsidiary that controls the Akarca gold-silver project, to Çiftay Ínsaat Taahhüt ve Ticaret A.s. ("Çiftay"), a privately owned Turkish company. The terms of the sale included a) a US $2,000,000 cash payment at closing, b) staged pre-production and production gold bullion payments (or the cash equivalent), c) a sliding scale prodcution royalty ranging from 1% to 3% after certain deductions as production totals increase, and d) work commitments. The royalty is uncapped and cannot be bought out or reduced (see EMX news release dated August 8, 2016).

Çiftay advised EMX that they commenced a program in September to infill drill and test for extensions to mineralization. A total of 5,000 meters of drilling are planned through Q4 of 2016.

Sisorta Royalty Property

The Sisorta project, located in the Eastern Pontides mineral belt, is a near-surface, volcanic-hosted, high sulfidation epithermal gold deposit.

In Q3, EMX sold EBX Madencilik A.S., the wholly-owned EMX subsidiary that controls the Sisorta gold property, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company. The terms of the sale included a) a US $250,000 cash payment at closing, b) annual cash payments of $125,000 per year until commencement of production (credited at a rate of 80% against NSR payments upon production), and c) a 3.5% NSR payments from ore processed on-site and 5.0% NSR payments from ore processed off-site. The NSR Payment is uncapped and cannot be bought out or reduced.

Bahar intends to immediately commence advanced exploration and development work on the Sisorta project (see EMX news release dated August 3, 2016), and has since commenced drilling on the project.

Balya Royalty Property

The Balya royalty property is located in the historic Balya mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to private Turkish mining company Dedeman Madencilik San ve Tic. A.S. ("Dedeman") in 2006 (see EMX news release dated November 14, 2006). Hastanetepe is a moderately dipping, 750 by 450 meter zone that extends from depths of 10-20 meters to 200-300 meters as multiple stacked horizons of lead-zinc-silver mineralization primarily developed along contacts between limestone and dacitic intrusions.

Dedeman continued with their underground development work at the Hastanetepe deposit during Q3.

Golcuk Royalty Property

The Golcuk property is located in the Eastern Pontides, where copper and silver mineralization is hosted in Eocene age volcanic and sedimentary rocks. Golcuk was the site of ancient (Roman era?) mining activities, and is currently being explored by Pasinex Resources Ltd. ("Pasinex"). EMX entered into a royalty agreement in 2012 with Pasinex, which subsequently acquired a 100% interest in Golcuk for a combination of work commitments, shares and cash payments. EMX retains a 2.9% NSR royalty, of which 0.9% can be purchased for US $1 million.

Pasinex has informed Eurasian that it has completed permitting for a 2016-2017 drill program at Golcuk, and plans to commence drilling later this year.

Alankoy Property

The Alankoy copper-gold project is located in Turkey’s Biga Peninsula, amidst a cluster of recent discoveries and advanced exploration projects. EMX signed an Exploration and Option Agreement for Alankoy with Black Sea Copper & Gold Corp. (“Black Sea”), a privately-held British Columbia corporation, in November 2015 (see EMX news release dated November 23, 2015). Black Sea has the option to earn a 100% interest in the project through work commitments, payments, and annual advance royalties (“AARs”). EMX will retain an uncapped production royalty of 3% for gold, silver, and other precious metals, and 2% for all other minerals produced from the property. The royalty cannot be purchased in advance or otherwise reduced.

The required annual kaolinite production at Alankoy took place during the quarter. This work was funded by Black Sea, and managed by Dama.

As a subsequent event, on October 13, 2016 Black Sea announced that it intends to commence exploration programs at Alankoy, including mapping, rock sampling, Portable Infrared Mineral Analyzer (PIMA) analyses, and ground geophysics. Black Sea intends to use this work to refine drill targets, with initial drill tests planned for 2017.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

EUROPE

Scandinavia is a favorable jurisdiction for mineral exploration and development, and Eurasian has assembled a portfolio of 100% controlled projects in Sweden and Norway that are available for partnership. In addition to continuing to assess new opportunities in the region, EMX is engaged in advanced discussions to "spin off" the Scandinavian exploration portfolio into a new enterprise, which is a key objective of Eurasian’s for 2016.

In addition to the exploration properties in Scandinavia, EMX has a royalty interest in northern Sweden's Viscaria project, as well as royalty interests in Serbia that include the Cukaru Peki copper-gold project.

Sweden

EMX's exploration program in Sweden is focused on the Gumsberg VMS project in the Bergslagen district, and the Adak VMS project in the Skellefteå district. EMX also holds an NSR royalty interest in Avalon Minerals Ltd.'s Viscaria iron-copper property located in the Kiruna mining district.

EMX's Q3 work for Gumsberg included compilation and reporting of the results from a five hole reconnaissance diamond drilling program that targeted exhalative-type lead-zinc-silver and replacement style zinc-lead mineralization developed in skarn and altered volcanic rocks. Four holes drilled along the > 2 kilometer long Vallberget-Loberget trend of historic mines intersected significant intervals of mineralization. Results included 2.8 meters of 17.9% Zn, 6.9% Pb, 0.5% Cu, and 68.9 g/t Ag in drill hole GB16-2 at a depth of 32 meters below surface, and 3.0 meters of 9.2% Zn, 3.0% Pb, and 12.8 g/t Ag in drill hole GB16-5 at a depth of 22 meters below surface (see EMX news release dated September 8, 2016). Both intercepts are developed in exhalative style VMS mineralization, with true widths estimated to be 80-90% of the reported intervals. The 2016 work program at Gumsberg will be followed up by geophysical surveys and drilling in 2017. Q4 work will focus on submission of work plan permit applications and preparation for the upcoming winter exploration season.

For Adak, EMX continued reviewing historic exploration data compiled by the SGU (Swedish Geological Survey). The bedrock geology of the region is concealed beneath cover, and little deep exploration has been conducted in the area. Work conducted at Adak included the acquisition of key historic mine maps showing the underground workings as they appeared at the end of mining operations in the late 1970’s, as well as acquisition of geophysical data sets from previous explorers in the area. The historic mine maps have provided key information. Current targets include the down-dip and lateral projections of bodies of high grade copper mineralization that was mined by the historic operations. Eurasian also conducted a mapping and sampling program and a surface geophysical survey in preparation for renewal of the Adak license in late October.

In terms of generative work, multiple target areas were assessed in Q3, with applications for two new exploration licenses in Sweden submitted in September. EMX will continue to assess additional targets in the coming months.

Norway

EMX's program in Norway is focused on the Burfjord and Tynset properties. Burfjord contains IOCG-type targets in northern Norway, and Tynset contains a greater than 30 kilometer trend of VMS-style mineralization near the historic Røros mining district in southern Norway.

Mapping and sampling programs were carried out at Burfjord. New surface maps of the Burfjord property are being prepared with the intent of identifying targets for an initial phase of reconnaissance drilling to be conducted in 2017. A mapping and sampling program was also carried out on portions of the Tynset property in October.

Q4 work will focus on permitting the next phases of work programs at Burfjord and Tynset, and preparation for the upcoming winter exploration season.

Royalty Properties in Serbia

EMX's royalty portfolio in Serbia initially resulted from prospect generation and organic royalty growth via the sale of its properties, including Brestovac West, to Reservoir Capital Corp. for uncapped NSR royalties of 2% for gold and silver and 1% for all other metals (see EMX news release dated October 30, 2006). Reservoir Capital Corp. later transferred those interests to Reservoir Minerals Inc. (“Reservoir”). Subsequently, Eurasian acquired 0.5% NSR royalty interests (note: the royalty percentage is subject to reduction on conditions specified in the royalty agreement) covering the Brestovac and Jasikovo-Durlan Potok properties (see EMX news release dated February 4, 2014). EMX notes that a) the original Brestovac and Brestovac permits are now covered by the Brestovac Metonivca and Brestovac Zapad permits, and b) portions of a reconfigured Jasikovo-Durlan Potok permit (i.e., expanded in some areas and reduced in other areas) are not covered by the EMX royalty.

Brestovac (Brestovac Metonivca) hosts epithermal and porphyry copper-gold mineralization at the Cukaru Peki project. The current estimate for Cukaru Peki's "Upper Zone" high grade massive sulphide and semi-massive sulphide mineralization at a 0.75% copper cut-off includes indicated resources of 1.7 million tonnes averaging 13.5% copper and 10.4 g/t gold, and inferred resources of 35.0 million tonnes averaging 2.9% copper and 1.7 g/t gold (see Reservoir news release dated April 19, 2016 and SEDAR filed technical report titled "NI 43-101 Preliminary Economic Assessment of the Cukaru Peki Upper Zone Deposit, Serbia" with an effective date of March 31, 2016).

Nevsun Resources Ltd. ("Nevsun") closed the acquisition of Reservoir as announced in a June 23, 2016 news release. Subsequently, Nevsun announced that it was "ramping up" the Upper Zone pre-feasibility study work, as well as commencing a 67,000 meter drilling program on the Lower Zone deposit to further define the deep porphyry potential with Timok Joint Venture partner Freeport-McMoRan (see Nevsun news release dated September 29, 2016).

EMX's royalty properties in Serbia add strategic upside potential for Eurasian in one of the richest copper-gold mineral belts in Europe.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe.

AUSTRALIA AND NEW ZEALAND

The Company's programs in Australia and New Zealand are operating at a reduced expenditure rate as the Company evaluates new opportunities in the region. The Koonenberry gold project in New South Wales, Australia is being advanced by partner companies under royalty agreements with EMX. In New Zealand, the Neavesville gold-silver project is being advanced under an agreement with Land & Minerals Ltd. ("L&M"), a wholly owned subsidiary of E2 Metals Ltd. (“E2”). A second property in New Zealand, the Ohakuri gold project located in the Taupo Volcanic Zone, is available for partnership.

Activities during Q3 principally consisted of fulfilling statutory reporting and filing requirements to keep the properties in good standing, reduction of the tenement position at Koonenberry to a core of the most prospective ground, and generative exploration initiatives.

As a subsequent event, on October 17, 2016, E2 issued a Prospectus Document for an offer to raise up to $8,000,000 (AUD) for the stated goal of advancing the Neavesville project and E2’s Mount Hope project in Australia. The E2 Prospectus Document contains detailed information about the projects and E2’s plans for use of the funds raised in conjunction with the offering.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and New Zealand.

HAITI

EMX sold its Haiti designated project joint venture interests to Newmont in 2015 (see EMX news release dated November 2, 2015). Subsequently, EMX sold its 100% controlled Grand Bois gold-copper project to a privately held Nevada corporation in Q1 of 2016. As a result of these two transactions, all of EMX's interests in Haiti have been converted into NSR royalties. The Company has not been advised of any significant developments in Q3 for Haiti.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

STRATEGIC INVESTMENTS

IG Copper LLC

EMX has a strategic investment in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh project, with Freeport retaining a 49% interest (the "Joint Venture"). IGC is operating and managing the project. The Salasinskaya and Shelekhovo projects, 150 kilometers northeast of Malmyzh, are 100% controlled by IGC and not subject to the Joint Venture with Freeport. Eurasian is IGC's largest shareholder, with approximately 39% of the issued and outstanding shares (~36% equity position on a fully-diluted basis) from investments totaling over US$9 million.

Malmyzh's open pit constrained inferred resources at a 0.30% copper equivalent cut-off are 1,661 million tonnes at average grades of 0.34% copper and 0.17 g/t gold, or 0.42% copper equivalent, containing 5.65 million tonnes (12.45 billion pounds) copper and 9.11 million ounces gold, or 7.06 million tonnes (15.56 billion pounds) copper equivalent*. Phil Newall, PhD, BSc, CEng, FIMMM, was the qualified person for the Malmyzh resource estimate. See EMX's May 26, 2015 news release and SEDAR filed technical report titled "NI 43-101 Technical Report on the Initial Mineral Resource Estimate for the Malmyzh Copper-Gold Project, Khabarovsk Krai, Russian Federation" with an effective date of May 1, 2015 and dated July 10, 2015 for more information on the exploration results, copper equivalent calculation, QA/QC procedures, and methodology used to estimate the Malmyzh inferred resources.

During Q3, IGC advised that approval to advance the Malmyzh copper-gold project had been received from the Government Commission on Monitoring Foreign Investment (the "Commission") (see EMX news release dated July 25, 2016). The Commission's approval represents the successful completion of the review process required for “strategically significant” deposits according to Russian law (i.e., the Law on Foreign Investments in Strategic Industries, also termed the Strategic Industries Law or "SIL"). The SIL approval process commenced after the Joint Venture, through its Russian subsidiary Amur Minerals LLC, received certified “on balance C1+C2 reserves” from the GKZ (State Reserves Committee) that exceeded thresholds for both copper and gold that define Malmyzh as a strategically significant mineral deposit (see EMX news release dated May 26, 2015). EMX emphasizes that the Malmyzh “C1+C2 reserves” were estimated according to the rules and regulations of the Russian Federation, and are not the same as reserves under NI 43-101. Highlights of the Commission's approval include:

•	The Joint Venture, as a majority foreign owned business entity, has been approved to retain control of the Malmyzh project exploration and mining licenses.

•	The Joint Venture, therefore, maintains mining and production rights for the Malmyzh and Malmyzh North exploration and mining licenses.

•

The Joint Venture holds 100% of the rights for the Malmyzh and Malmyzh North exploration and mining licenses, and is entitled to recover all minerals of economic value including copper, gold and by-product minerals.

The conclusion of the SIL process initiates a new, multi-year phase in the project's development. This next phase of work will ultimately conclude as a detailed "TEO** of Permanent Conditions" report, which is considered to be a precursor to commencement of exploitation and mining.

The final preparations have been completed and the required “Project” (Proekt) plan submitted to the appropriate government agencies for approval. The “Project” plan outlines the work programs required before exploitation and mining can commence. These programs include additional technical work such as drilling, geophysical surveys, metallurgy, engineering, and hydrology, as well as environmental, social, and economic assessments. Near term priorities of the "Project" plan are an a) IP (induced polarization) geophysical survey and b) an exploration and in-fill drill campaign commencing in Q4 2016.

* Copper equivalent calculated as CuEq% = Cu% + (Au g/t * 0.5), based on assumed prices of $3.25/lb Cu and $1400/oz Au, with recoveries of 90% for Cu and 70% for Au.

** Technico-Economicheskiye Obosnovaniye (Technical-Economic Basis).

Revelo Resources Corp.

EMX has a strategic investment in Revelo Resources Corp. (TSX-V: RVL, “Revelo”), a company focused on the acquisition and exploration of mineral properties in the prolific metallogenic belts of northern Chile. Revelo controls approximately more than 280,000 hectares of exploration tenements comprised of projects prospective for copper, gold and silver, including the Montezuma project under JV agreement with a subsidiary of Newmont Mining Corp. Revelo also retains a 2% NSR royalty interest in the Victoria Project, a copper-gold-silver exploration project in northern Chile being advanced by Hochschild Mining Holdings Ltd.

During Q3, Revelo announced the completion of a $2.05 million private placement (see RVL news release dated July 18, 2016), and advancement of copper targets at the Morros Blancos project (see RVL news release dated August 2, 2016)

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

RESULTS OF OPERATIONS

Three months ended September 30, 2016

The net income for the three months ended September 30, 2016 (“Q3 2016”) was $4,732,192 compared to a net loss of $2,049,392 for the prior year’s comparative quarter (“Q3 2015”). The income for Q3 2016 was made up of $28,936 (Q3 2015 – loss of $56,502) in net royalty income, $1,318,080 (Q3 2015 - $1,233,183) in net exploration expenditures, and $649,471 (Q3 2015 - $641,992) in general and administrative expenses offset by other income totaling $6,149,277 (Q3 2015 - losses of $544,160). Other items included a gain on sale of exploration and evaluation assets totaling $6,648,569, of which $6,562,529 related to the sale of the Akarca project in Turkey. Some items to note are:

Revenues

For the three months ended September 30, 2016, royalty income was earned for 434 ounces of gold (Q3 2015 – 254 ounces) totaling $751,326 (Q3 2015 - $369,453) offset by gold tax and depletion of $722,390 (Q3 2015 - $425,955) for net royalty income of $28,936 (Q3 2015 – $56,502). The increase in gross royalty income was mainly due to an increase in ounces and favorable foreign exchange gains , and higher gold prices. In Q3 2016 the average realized gold price was US$1,336 per ounce compared to US$1,124 for Q3 2015.

Exploration Expenditures

Exploration expenditures (gross) increased by $162 in Q3 2016 compared Q3 2015 and recoveries decreased by $84,285 in Q3 2016 compared to Q3 2015 for a net decrease in exploration expenditures of $84,897 for the three months ended September 30, 2016. Some of the differences between Q3 2016 and Q3 2015 are as follows:

•

In the USA, gross expenditures increased by $136,796 and recoveries decreased by $102,331 when compared to the comparable 3 months in 2015. The increase in expenditures was the result of generative exploration work that lead to the acquisition of two new projects and the decrease in recoveries relates to land fees paid and recovered in the comparable period by project partners. The Americas continue to represent a potentially high value, low cost exploration venue coupled with a large list of prospective partners to conduct EMX’s business model. Despite tough market conditions, base-metal projects still appear to be sought after and BCE is in discussions with several groups regarding its properties. A major focus of BCE for the year will remain to partner available assets, reduce holding costs, and recover a portion of its burn.

•

In Turkey, both gross expenditures and recoveries decreased by comparable amounts for a net decrease in expenditures of $20,349. In Q3 2015, the Akarca and Sisorta projects were being funded by EMX’s partners, however until July 2016, both projects were 100% owned and funded by EMX, and during Q3 both projects were sold under separate share purchase agreements). The Company continues to have its business activities in Turkey managed by Dama Engineering, a well-respected consultant and engineering firm in the Turkish mining community.

•

In the Asia Pacific region, a net recovery for Q3 2016 of $40,293 was realized compared to net expenditues of $28,594 in Q3 2015 as the Company operated under a reduced expenditure rate, recovered government land fees, and received payments related to partner funded projects.

General and Administrative

General and administrative expenses (“G&A”) increased marginally by $7,479 from $641,992 to $649,471 from the comparable three month period ended September 30, 2015. G&A costs (before share-based payments) have decreased each year since 2012 and EMX continues to strive to find areas to further streamline and reduce the expenses of our business. Some items to note in the current period are:

•

Administrative and office expenses of $158,288 decreased by $44,080 from Q3 2015 ($202,368). The Company has a corporate office in Vancouver which manages the finance, regulatory and administrative functions. It also has a regional office in Littleton, Colorado which supports the exploration, technical, investor relations and deal flow aspects of the business.

•	Investor relations expenditures were comparable between Q3 2016 and Q3 2015. The Company attends select industry trade shows and supports lines of communication to current and potential investors.
•

Salaries and consultants increased by $16,732 to $196,212 from $179,480 mainly due to foreign exchange increases in the United States dollars (“USD”) compared to the Canadian dollar, which is our reporting currency.

Other

•

For the three months ended September 30, 2016 there was a significant gain of $6,648,569 from the sale of exploration and evaluation assets, of which, $6,562,529 related to the sale of AES, a wholly owned subsidiary that held the Akarca gold-silver project in western Turkey, to Çiftay Ínsaat Taahhüt ve Ticaret A.s. ("Çiftay"), a privately owned Turkish company. The net proceeds on the sale included US $2,000,000 payment ($2,630,760) on signing and future payments estimated at $4,136,212) included in accounts receivables.

•

The Company recognized a loss on foreign exchange of $51,672 compared to a gain of $111,387 in the comparable quarter due to the use of USD cash combined with an increase in the USD to CAD exchange rate. The USD cash received on the sale of AES was received at an exchange rate comparable to period end and therefore no significant gain or loss was recognized on this USD asset.

•

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same CGU are impaired. The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. As result, the Company has written down the goodwill by $475,922 (Q3 2015 - $426,445). The increase in the write-down is directly related to the increase in royalty revenues during the period.

•

The Company recorded a deferred income tax recovery of $521,530 compared to $426,445 in Q3 2015, and a net decrease in deferred tax liabilities of $1,538,989. The net decrease in the deferred tax liability was a result of the deferred income tax recovery and a cumulative translation gain as a result of the increased royalty income reducing accounting assets compared to tax assets.

•	The Company’s share of the net loss related to its 39% (2015 - 42%) equity investment in IG Copper for the three months ended September 30, 2016 was $111,585 (Q3 2015 - $141,730).

Nine months ended September 30, 2016

The net loss for the nine months ended September 30, 2016 (“current period) was $96,915 compared to $7,189,804 for the prior year’s comparative period (“prior period”). The loss for the current period was made up of net exploration expenditures of $3,765,504 (2015 - $3,628,753), general and administrative expenditures of $2,105,965 (2015 - $2,701,032) and a net gain on other items totaling $4,742,491 (2015 – loss $1,927,688) offset by net royalty loss of $10,900 (2015 – $112,905) after depletion and related tax. The reasons for the changes from the prior comparable quarter are consistent with the comments noted for the three months ended September 30, 2016. Some items to note are:

•

In the current period, royalty income was earned for 913 (2015 – 779) ounces of gold totaling $1,515,330 (2015 - $1,145,021) offset by gold tax and depletion of $1,526,230 (2015 - $1,257,926). The increase in royalty income was mainly due to an increase in ounces produced, increase in average realized gold prices, and foreign exchange gains due to the strengthening US dollar. In the nine month period the average realized gold price was US$1,259 per ounce compared to US$1,179 for 2015.

•

General and administrative expenses were lower by $595,067, the majority of which related to lower share-based payments expense (nine month period $27,462 compared to $440,164), and salaries and consultants (decreased by $125,976 to $684,764 from $810,740) as a result of the Company’s continued efforts to focus on project exploration and evaluation.

•

Other significant differences for the 9 months ended compared to 2015 included the significant gain on the sale of certain exploration and evaluation assets as noted in three months ended discussion above.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2016, the Company had working capital of $5,895,178 (December 31, 2015 - $5,787,109). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company has sufficient working capital to undertake it’s current business plan. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Operating Activities

Cash used in operations was $5,232,833 for the nine months ended September 30, 2016 (2015 - $5,379,039) and represents expenditures primarily on mineral property exploration and general and administrative expense for both periods, offset by royalty income received in the year.

Financing Activities

There were no significant financing activities during the current or comparative years. In the current period, the Company raised $87,900 from the exercise of incentive stock options.

Investing Activities

Some of the significant investment activities during the nine months ended September 30, 2016 are:

•	Received net proceeds from the sale of foreign subsidiaries of $2,911,790

•	The Company advanced US$400,000 to an associated company pursuant to a convertible loan agreement.
•	The Company received $129,543 in net proceeds from the purchase and sale of marketable securities.
•	Received $129,820 (US$100,000) option payment related to the Superior West project in the US.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

QUARTERLY INFORMATION

Fiscal quarter ended	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015

Royalty income	$751,326	$373,266	$390,738	$464,532
Exploration expenditures	1,566,049	1,512,083	1,290,687	1,255,057
Exploration recoveries	(247,969)	(162,114)	(193,232)	(519,135)
Share-based payments	-	13,731	13,731	29,952
Net income/(loss) for the period	4,732,192	(2,050,622)	(2,778,485)	313,947
Basic and diluted net income/(loss) per share	0.06	(0.03)	0.04	0.00

Fiscal quarter ended	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014

Royalty income	$369,453	$412,577	$362,991	$466,862
Exploration expenditures	1,565,437	1,402,895	1,725,413	1,493,796
Exploration recoveries	(332,254)	(321,614)	(411,124)	(185,924)
Share-based payments	(3,949)	398,319	45,794	70,740
Net loss for the period	(2,049,392)	(2,480,397)	(2,660,015)	(11,140,366)
Basic and diluted net loss per share	(0.03)	(0.03)	(0.04)	(0.15)

Factors that cause fluctuations in the Company’s quarterly results include royalty revenue, market price for gold, production on royalty properties, the timing of stock option and share grants, foreign exchange gains and losses related to the Company’s holding of United States dollar denominated working capital items, gains or losses on investments held in its portfolio, varying levels of operations activities on its exploration projects and due diligence undertaken on new prospects, and the sale of exploration projects and subsidiaries that hold those projects.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share-based
For the nine months ended September 30, 2016	Salary or Fees	Payments	Total
President, CEO and Director	$396,018	$-	$396,018
Chief Legal Officer	207,048	-	207,048
Directors (1)	113,098	-	113,098
Seabord Services Corp. (2)	268,200	-	268,200
Total	$984,364	$-	$984,364

		Share-based
For the nine months ended September 30, 2015	Salary or Fees	Payments	Total
President, CEO and Director	$378,798	$53,265	$432,063
COO and Director (3)	299,060	-	299,060
CFO	-	19,531	19,531
Corporate Secretary	-	8,522	8,522
Chief Legal Officer	188,111	27,320	215,431
Directors (1)	120,103	79,897	200,000
Seabord Services Corp. (2)	314,100	-	314,100
Total	$1,300,172	$188,535	$1,488,707

Related Party Assets and Liabilities	Service or Term	September 30, 2016	December 31, 2016
Amounts due from (to):
President, CEO and Director	Expense Reimbursement	$1,920	$3,467
Chief Legal Officer	Expense Reimbursement	1,512	-
Directors	Fees and Expense	17,562	25,079
		$20,994	$28,546

(1) Directors fees include US$5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.
(2) Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board.
(3) COO Salary or Fees includes $247,660 in severance payments.

Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting staff, administration staff and office space to Eurasian. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by Eurasian.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its consolidated financial statements.

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 16 Leases was issued in January 2016 (effective January 1, 2019) and provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at September 30, 2016, the Company had working capital of $5,895,178 (December 31, 2015 - $5,787,109). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company has sufficient working capital to undertake it’s current business plan. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•

Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at September 30, 2016, there were no changes in the levels in comparison to December 31, 2014. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$3,787,616	$-	$-	$3,787,616
Restricted cash	255,361	-	-	255,361
Fair value through profit or loss investments	353,878	-	-	353,878
Strategic investments	4,413,609	-	-	4,413,609
Accounts receivable	-	1,809,722	-	1,809,722
Non-current accounts receivable	-	2,326,490	-	2,326,490
Total	$8,810,464	$4,136,212	$-	$12,946,676

The carrying value of receivables (excluding the receivable related to the sale of AES, Note 8), accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

Accounts receivable, including both long and current portions related to the sale of a AES (Note 8) were valued using a pricing model which require a variety of inputs, such as expected gold prices and foreign exchange rates. These receivables are valued using observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and convertible promissory notes (Note 7).

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the September 30, 2016 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $62,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Turkey, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at September 30, 2016 is as follows:

Accounts	US dollars
Cash and cash equivalents	$4,830,179
Receivables	1,745,486
Non current receivables	1,753,058
Accounts payable and accrued liabilities	(259,960)
Advances from joint venture partners	(99,276)
Net exposure	7,969,487
Canadian dollar equivalent	$10,472,862

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at September 30, 2016, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $1,047,000 in the Company’s pre-tax profit or loss.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

a)	Royalty interest and related depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, the proportion of areas subject to royalty rights, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b)	Goodwill

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property and equipment and royalty interests.

c)	Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

d)	Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

e)	Equity Investment

The Company records its interest in associated companies as equity investments. The Company has a minority position on the Boards of its associated companies, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

Eurasian cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from the Carlin Trend Royalty Claim Block, including the Leeville royalty property in Nevada, to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that the operator of the property, Newmont Mining Corporation (“Newmont”), will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by Eurasian.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on Eurasian’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than it in the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Unknown Defects or Impairments in Our Royalty or Streaming Interests

Unknown defects in or disputes relating to the royalty and stream interests we hold or acquire may prevent us from realizing the anticipated benefits from our royalty and stream interests, and could have a material adverse effect on our business, results of operations, cash flows and financial condition. It is also possible that material changes could occur that may adversely affect management’s estimate of the carrying value of our royalty and stream interests and could result in impairment charges. While we seek to confirm the existence, validity, enforceability, terms and geographic extent of the royalty and stream interests we acquire, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to mining property on which we hold or seek to acquire a royalty or stream interest, is a complex matter, and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the documents reflecting the royalty or stream interest. Similarly, royalty and stream interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. We often do not have the protection of security interests over property that we could liquidate to recover all or part of our investment in a royalty or stream interest. Even if we retain our royalty and stream interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may negatively impact us.

Operators’ Interpretation of Our Royalty and Stream Interests; Unfulfilled Contractual Obligations

Our royalty and stream interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing our royalty and stream interests may interpret our interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights. We may or may not be successful in enforcing our contractual rights, and our revenues relating to any challenged royalty or stream interests may be delayed, curtailed or eliminated during the pendency of any such dispute or in the event our position is not upheld, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things:

•	the existence or geographic extent of the royalty or stream interest;
•	methods for calculating the royalty or stream interest, including whether certain operator costs may properly be deducted from gross proceeds when calculating royalties determined on a net basis;

•	third party claims to the same royalty interest or to the property on which we have a royalty or stream interest;
•	various rights of the operator or third parties in or to the royalty or stream interest;
•	production and other thresholds and caps applicable to payments of royalty or stream interests;
•	the obligation of an operator to make payments on royalty and stream interests; and
•	various defects or ambiguities in the agreement governing a royalty and stream interest.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of exploration funds available and work conducted.

Joint Venture and Exploration Funding Risk

Eurasian’s strategy is to seek exploration and joint venture partners through options and joint ventures to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another party or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licences, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, Eurasian currently expects that it will be a passive foreign investment company (“PFIC”) for the year ending December 31, 2015 and expects to be a PFIC in future tax years. If Eurasian is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Eurasian’s net capital gain and ordinary earnings for any year in which Eurasian is a PFIC, whether or not Eurasian distributes any amounts to its shareholders. For each tax year that Eurasian qualifies as a PFIC, Eurasian intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to Eurasian. Eurasian may elect to provide such information on its website www.EurasianMinerals.com.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission (“SEC”), the British Columbia and Alberta Securities Commissions, the NYSE MKT and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company’s efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

The Company requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of September 30, 2016 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. There have been no changes in the Company’s internal control over financial reporting that occurred during the nine months ended September 30, 2016, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

At November 10, 2016, the Company had 74,064,710 common shares issued and outstanding. There were also 4,856,500 stock options outstanding with expiry dates ranging from December11, 2016 to October 18, 2021.